UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Multi-Color Corporation 401(k) Savings Plan

Financial Statements and Supplemental Information

As of December 31, 2014 and 2013 and for the year ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Multi-Color Corporation 401(k) Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio
July 10, 2015

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Cash and cash equivalents	$40,147	$1,000
Notes receivable from participants	2,407,602	2,369,176
Investments, at fair value:
Multi-Color Corporation common stock	9,949,538	7,468,975
Money market fund	1,797,180	2,173,933
Common trust fund	3,200,608	2,850,408
Mutual funds	58,362,208	53,888,668

Total investments	73,309,534	66,381,984

TOTAL ASSETS	75,757,283	68,752,160

LIABILITIES
Excess contributions payable	(52,341)	(33,926)

Net assets available for benefits	$75,704,942	$68,718,234

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

Additions to net assets attributed to:
Contributions:
Employee contributions	$4,400,196
Employer contributions	1,801,993
Rollover contributions	1,140,634

Total contributions	7,342,823
Investment income:
Net appreciation in fair value of investments	3,385,444
Dividend income	3,587,274

Total investment income	6,972,718
Interest income on notes receivable from participants	91,143

Total additions	14,406,684

Deductions from net assets attributed to:
Benefits paid	7,217,385
Administrative expenses	202,591

Total deductions	7,419,976

Net increase	6,986,708

Net assets available for benefits:
Beginning of year	68,718,234

End of year	$75,704,942

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A – DESCRIPTION OF PLAN

Multi-Color Corporation 401(k) Savings Plan (the Plan) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes only, and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

1.	General - The Plan became effective on April 1, 1994 and covers substantially all U.S. based employees of Multi-Color Corporation (the “Company” or the “Plan administrator”). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC), as amended. Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently one-half the voluntary contribution, up to 6% of such voluntary contributions for all participating employees. At the discretion of the Company, certain union employees at the Norway, Michigan and Norwood, Ohio plants will receive an additional year end contribution equal to 3% of their eligible earnings. In November 2014, the Company announced plans to consolidate the manufacturing facility in Norway, Michigan into other existing facilities, and production was substantially complete at this facility as of December 31, 2014. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2014 and 2013.

Employees are eligible to participate in the Plan after completing one month of service. Upon becoming eligible to participate in the Plan, employees are automatically enrolled at a 3% participation rate. Employees may elect a different percentage or waive participation in the Plan either before the first contributions are withheld or at any time thereafter. The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election. The default investment option is the Janus Balanced Class T Fund.

2.	Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any) are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s vested account.

3.	Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of service in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

4.

Notes Receivable from Participants - Participants may borrow funds from the vested portion of their account, and a maximum of one outstanding loan is currently allowed per participant at any one time. The maximum note amount available to an eligible participant is the lesser of 50% of the vested account balance or $50,000; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant notes bear interest at the market rate as determined by the Plan administrator. The term of participant loans cannot exceed five years, other than for loans taken for purchase of a primary residence.

5.	Payment of Benefits - Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances $1,000 or less. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

6.	Forfeitures – Forfeitures first are used to restore participants’ forfeitures, second are used to offset plan expenses, third are used to reduce the employer’s matching contribution and fourth are allocated to all participants eligible to share in the allocations in the same proportion that each participant’s elective deferrals for the year bear to the elective deferrals of all participants for such year. Forfeitures can be allocated as of any valuation date during the Plan year in which the former participant receives full payment of his or her vested benefit. For the year ended December 31, 2014, total forfeitures used to satisfy plan administration expenses were approximately $62,000. No forfeitures were used to reduce the employer’s matching contribution during the year ended December 31, 2014. Forfeitures to be allocated at December 31, 2014 and 2013 were approximately $4,700 and $9,000, respectively.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Interest is charged at the market rate as determined by the Plan administrator and is 4.25% on participant loans outstanding as of December 31, 2014. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

6.	Fully Benefit-Responsive Investment Contracts Held in Common Trust

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by the PNC Stable Value Fund (formerly the PNC Investment Contract Fund), represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan invests in investment contracts through the PNC Stable Value Fund. Contract value for this common trust is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common trust, as well as the adjustment of the investment in the common trust from fair value to contract value relating to investment contracts. As of December 31, 2014 and 2013, contract value approximated fair value and no adjustment was necessary. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis for the common trust fund.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are typically reviewed and reset on a monthly or quarterly basis according to each contract.

Certain events limit the ability of the Plan to transact at contract value with the PNC Stable Value Fund. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) election by the employer to withdraw from a common trust fund in order to switch to a different investment provider, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The average yield earned by the PNC Stable Value Fund during the year ended December 31, 2014 was as follows:

Based on actual earnings	1.57%
Based on interest rate credited to participants	1.51%

7.	Expenses of the Plan

The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

8.	Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued and identified no material subsequent events had occurred through this date requiring revision or disclosure in the financial statements.

NOTE C – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The following investments are in excess of five percent of net assets available for benefits as of December 31:

	2014	2013
American Century Heritage Fund (225,038 and 206,458 units, respectively)	$5,292,893	$5,260,539
BlackRock S&P 500 Stock Fund (25,421 and 23,024 units, respectively)	6,287,876	5,110,666
Janus Balanced Class T Fund (268,143 and 216,062 units, respectively)	8,199,808	6,477,531
PIMCO Total Return Fund (359,452 units)	***	3,842,547
Multi-Color Corporation Common Stock (179,530 and 197,906 units, respectively)	9,949,538	7,468,975
T. Rowe Price 2030 Retirement Fund (179,136 and 159,095 units, respectively)	4,095,038	3,570,100
Wells Fargo Advantage Large Cap Growth Fund (129,978 and 138,675 units, respectively)	6,049,167	6,157,183

***	Investment represents less than 5% of net assets at the respective date.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2014
Mutual Funds	$336,005
Common Stock	3,049,439

Total	$3,385,444

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained an opinion letter dated March 31, 2008 in which the Internal Revenue Service (IRS) stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE F – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held during the years ended December 31, 2014 and 2013 include shares of the Company’s common stock, a money market fund, a common trust fund and shares of mutual funds managed by the trustee, or an affiliate there of, and therefore, these transactions qualify as party-in-interest transactions. The trustee and recordkeeper for the Plan is a qualified financial institution. The Plan paid the trustee $202,591 in administrative expenses, including trustee fees, during the year ended December 31, 2014. The Plan did not pay any fees in 2014 for investment management services.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities

•	Level 2 - Observable inputs other than quoted market prices included within Level 1 in active markets for identical assets and liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Unobservable inputs, developed using the company’s estimates and assumptions

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Common stock/mutual fund/money market fund – Valued at the closing price reported on the active market on which the security is traded.

Common trust fund – Valued at net asset value (NAV) based on the fair value of the fund’s underlying investments using information reported by the investment advisor.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investments measured at fair value at December 31, 2014 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2014 Using:			Total Fair Value as of
	Level 1	Level 2	Level 3	December 31, 2014
Participant-Directed Investments:
Mutual funds:
Income funds	$5,590,745	$—	$—	$5,590,745
Growth & income funds	23,560,840	—	—	23,560,840
Growth funds	21,537,645	—	—	21,537,645
Aggressive growth funds	7,672,978	—	—	7,672,978
Multi-Color Corporation common stock	9,949,538	—	—	9,949,538
BlackRock money market fund	1,797,180	—	—	1,797,180
PNC Stable Value Fund	—	3,200,608	—	3,200,608

Total investments	$70,108,926	$3,200,608	$—	$73,309,534

Investments measured at fair value at December 31, 2013 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2013 Using:			Total Fair Value as of
	Level 1	Level 2	Level 3	December 31, 2013
Participant-Directed Investments:
Mutual funds:
Income funds	$5,742,100	$—	$—	$5,742,100
Growth & income funds	20,561,533	—	—	20,561,533
Growth funds	20,041,568	—	—	20,041,568
Aggressive growth funds	7,543,467	—	—	7,543,467
Multi-Color Corporation common stock	7,468,975	—	—	7,468,975
BlackRock money market fund	2,173,933	—	—	2,173,933
PNC Stable Value Fund	—	2,850,408	—	2,850,408

Total investments	$63,531,576	$2,850,408	$—	$66,381,984

As a practical expedient, the Plan measures the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the common trust fund (the PNC Stable Value Fund) was determined based on NAV as of December 31, 2014 and 2013. The PNC Stable Value Fund allows for daily redemption and investments in the PNC Stable Value Fund do not have a holding period. There are no unfunded commitments for investments in the PNC Stable Value Fund. The PNC Stable Value Fund seeks to preserve principal investment while earning interest income.

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No. 001

Form 5500, Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	American EuroPacific Growth Fund	Mutual Fund	$1,304,468
	American Beacon Large Cap Value Fund	Mutual Fund	2,311,812
	American Century Heritage Fund	Mutual Fund	5,292,893
	American New Perspective Fund	Mutual Fund	2,360,090
	Baron Small Cap Fund	Mutual Fund	1,042,285
	BlackRock Money Market Fund	Money Market Fund	1,797,180
	BlackRock S&P 500 Stock Fund	Mutual Fund	6,287,876
	Dreyfus Bond Market Index Inv	Mutual Fund	630,755
	Dreyfus Midcap Index Fund	Mutual Fund	2,388,968
	Dreyfus Small Cap Index Fund	Mutual Fund	1,617,502
	Fidelity Advisor Strategic Income Fund	Mutual Fund	1,349,285
	Harbor International Fund	Mutual Fund	1,791,757
	Invesco Charter Fund	Mutual Fund	2,852,442
	Janus Balanced Class T Fund	Mutual Fund	8,199,808
*	Multi-Color Corporation Common Stock	Common Stock	9,949,538
	PIMCO Total Return Fund	Mutual Fund	3,610,704
*	PNC Stable Value Fund	Common Trust Fund	3,200,608
	Royce Opportunity Fund	Mutual Fund	1,075,618
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	341,943
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	2,811,751
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	4,095,038
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	2,528,483
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	419,563
	Wells Fargo Advantage Large Cap Growth Fund	Mutual Fund	6,049,167

	Total investments		73,309,534
*	Various participants	Notes Receivable (Interest rate is 4.25%, maturing through 2041)	2,407,602

	Total		$75,717,136

*	Indicates party-in-interest as defined by ERISA

Historical cost information is not required in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for participant-directed investment funds.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

	By:	Multi-Color Corporation, as Plan Administrator

Date: July 10, 2015	By:	/s/ Timothy P. Lutz
Timothy P. Lutz
Chief Accounting Officer